UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007 (May 4, 2007)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited A.B.N. 89 004 085 330

Level 3, 678 Victoria Street Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne Victoria 3001, Australia

Telephone (+613) 9270 7270 Facsimile (+613) 9270 7300 www.ansell.com

4th May, 2007

ANSELL ACQUIRES BLOWTEX OF BRAZIL

Ansell Limited (ASX: ANN) today announced that it has acquired Fabrica de Artefatos de Látex Blowtex Ltda of Brazil. Terms of the transaction were not disclosed.

Blowtex is a leading player in Brazil’s attractive retail condom market, with sales of around US$10 million and a manufacturing facility near Sao Paulo. It has steadily grown to approximately 20% of the Brazilian retail market giving it the third largest share in the country.

Scott Papier, Ansell’s Vice President and Regional Director of the America’s Consumer Division, commented; “Brazil is the fifth largest condom market in the world, equal to the United Kingdom, with a youthful population and double digit growth rates. Blowtex is a well regarded brand and has major share strength in a number of regions of the country and we look forward to developing their business even more quickly.”

Doug Tough, Ansell’s CEO, then said; “As per our strategy, Ansell continues to look for bolt on acquisitions in countries where we are not represented. Blowtex fulfils all the criteria; strong and respected brands, solid market share, entrepreneurial and innovative management with efficient manufacturing and the opportunity to extend marketing reach, thereby allowing for significant growth potential. We welcome the Blowtex team to Ansell.”

Rustom Jilla, Ansell’s CFO, noted that the acquisition was expected to be earnings per share neutral for the remainder of F’07 and accretive from F’08 onwards.

For further information:

Media	Investors & Analysts
Australia	USA	Australia

Peter Brookes Cannings Tel: (+61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (+1 732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (+61 3) 9270 7215 or (+61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrated 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: May 4, 2007